UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-133649

CUSIP NUMBER 85915B100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sterling Banks, Inc.
Full Name of Registrant

Former Name if Applicable

3100 Route 38
Address of Principal Executive Office (Street and Number)

Mount Laurel, New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sterling Banks, Inc. (the “Company”) has determined it is unable to file its Annual Report on Form 10-K by March 31, 2009, without unreasonable effort or expense, because it was unable to complete the preparation of its consolidated financial statements by the initial filing date.

Due to significant and unprecedented deterioration in economic conditions during the fourth quarter 2008, especially in the area of weakened conditions in the housing markets, the Company conducted an in-depth review of its analysis for possible loan losses to determine an appropriate level of loan loss reserve.  The Company engaged an independent consultant to assist in its determination, but the conclusion occurred too close to the filing deadline for the Company’s independent auditors to complete the work necessary to provide an audit report.

The Company continues to dedicate significant resources to the preparation of its financial statements, as well as preparation of its Annual Report on Form 10-K, and expects to file its Annual Report on Form 10-K on or prior to April 15, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Horner	(856) 273-5900
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company issued a release of financial results for the fourth quarter and full-year on March 2, 2009.  In that release the Company reported that it anticipated that results for 2008 would differ significantly from that of 2007 due to the non cash goodwill impairment charge of $11,752,000 associated with the March 2007 acquisition of Farnsworth Bancorp, Inc, a reduction of $475,000 in core deposit premium associated with the Farnsworth acquisition, and the addition of $1,690,000 to the loan loss reserve in response to the intensifying economic downturn.  Since that time, in connection with the preparation, review, and audit of its financial statements, the Company concluded that it expects to increase its loan loss reserve further by approximately $4.4 million.  In addition, the Company is reversing approximately $238,000 in interest and fees on loans previously accrued based on further deterioration in collateral values and where repayment in full is further in doubt.  These actions will increase the losses the Company previously reported for the fourth quarter and year ended December 31, 2008.  After the effect of these additional losses, the Company believes that it remains well capitalized at December 31, 2008.  The Company believes these revisions only relate to its fourth quarter and annual results for 2008 and are not expected to affect any financial statements it previously filed with the Securities and Exchange Commission for any period, and therefore, those previous reports may continue to be relied upon as filed.  Subject to review by the Company’s independent auditor, the Company currently estimates that it will record a net loss of $15.8 million for the quarter and $16.2 million for the year.

This Notification of Late Filing on Form 12b-25 contains certain forward-looking statements, such as statements of the Company’s plans, objectives, expectations, estimates and intentions, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “expects,” “subject,” “believe,” “will,” “intends,” “will be” or “would.”  These statements are subject to change based on various important factors (some of which are beyond the Company’s control).  You should not place undue reliance on any forward-looking statements (which reflect management’s analysis only as of the date of which they are given).  You should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Sterling Banks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ Dale F. Braun, Jr.
Dale F. Braun, Jr.
Senior Vice President and Controller